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                                                                  EXHIBIT 1
1995 SUMMARY ANNUAL REPORT FOR
STOCK SAVINGS PLUS PLAN (SSPP)


This is a summary of the annual report for the Southern California Edison Company Stock Savings Plus Plan, EIN 95-1240335, Plan No. 002, for January 1, 1995, through December 31, 1995. The annual report has been filed with the Internal Revenue Service, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

Basic Financial Statement

Benefits under the plan are provided through a trust fund and insurance. Plan expenses were $121,758,845. These expenses included $1,306,097 in administrative expenses and $120,452,748 in benefits paid to participants and beneficiaries. A total of 17,551 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of plan assets, after subtracting liabilities of the plan, was $1,532,495,522 as of December 31, 1995, compared to $1,259,951,733 as of
January 1, 1995. During the plan year, the plan experienced an increase in its net assets of $272,543,789. This increase includes unrealized appreciation and depreciation in the value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the value of the assets at the beginning of the year or the cost of assets acquired during the year. The plan had total income of $394,302,634 including employer contributions of $19,903,578, employee contributions of $64,019,294, realized gains of $10,734,829 from the sale of assets, and earnings from investments of $299,644,933.

Your Rights to Additional Information

You have the right to receive a copy of the full annual report, or any part thereof, on request. The items listed below are included in that report:

      1.     an accountant's report;
      2.     assets held for investment; and
      3.     transactions in excess of five percent of plan assets; and
      4. insurance information, including sales commissions paid by insurance carriers.

To obtain a copy of the full annual report, or any part thereof, write or call the office of the Employee Benefits/Health Care Committee (the Committee is the Plan Administrator), 2244 Walnut Grove Avenue, Rosemead, California 91770, (818) 302-5137.

You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes, or a statement of income and expenses of the plan and accompanying notes, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes will be included as part of that report.
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1995 SUMMARY ANNUAL REPORT FOR
STOCK SAVINGS PLUS PLAN (SSPP)
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You also have the legally protected right to examine the annual report at the main office of the plan, Southern California Edison Company, 2244 Walnut Grove Avenue, Rosemead, California 91770 and at the U.S. Department of Labor in Washington, D.C., or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room N-5638, Pension and Welfare Benefit Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20210.